December 16, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:              Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

Re:                             UTStarcom, Inc.

Annual Report on Form 10-K for year ended December 31, 2009

Filed March 15, 2010

File No.  000-29661

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 24, 2010 (the “Staff Letter”) relating to the Annual Report on Form 10-K for the year ended December 31, 2009 filed by UTStarcom, Inc., a Delaware corporation (the “Company”), on March 15, 2010 (File No. 000-29661) (the “Form 10-K”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Risk Factors, page 17

We depend on a third party contract manufacturer . . ., page 24

1.                                      Please identify the third party manufacturer and briefly describe the terms of your relationship.

In response to the Staff’s comment, the Company supplementally advises the Staff that, on January 23, 2010, the Company, through its wholly owned subsidiary, UTStarcom Telecom Co., Ltd., signed a Manufacturing Agreement with Sanmina-SCI Corporation (“Sanmina”), effective as of December 31, 2009.  The Manufacturing Agreement has an initial term of one year, with automatic renewals of one year terms unless notice is provided 90 days prior to the end of the then-current term.  The Manufacturing Agreement may be terminated for cause and either party may terminate the agreement for convenience with prior notice of six months.  Under the Manufacturing Agreement, Sanmina provides full electronics manufacturing services, including manufacturing, assembly and support, for our broadband, IPTV and NGN solutions products previously manufactured through our Hangzhou, China facility.  Sanmina also provides new product introduction support, material sourcing and procurement, printed circuit board assembly, system integration and testing, final pack-out and delivery of products under the Manufacturing Agreement. There is no minimum annual purchase requirement under the terms of the Manufacturing Agreement; however, the Company is required to provide Sanmina with a four month rolling forecast and the Company is obligated to purchase one of the four month rolling forecast.  For the remaining three months of the then-current four month rolling forecast, the Company is obligated to pay for any components on its bill of materials ordered by Sanmina, which are not passive components and are non-cancellable, and the Company may also be obligated to buy back excess inventory and obsolete inventory.  The Company respectfully proposes to include disclosure relating to the foregoing in its future Form 10-K filings with the Commission, where applicable.

We depend on some sole source and key suppliers . . ., page 24

2.                                      Please identify any particular sole source or key supplier that is individually material to your business and explain the components or materials obtained from such person.

In response to the Staff’s comment, the Company respectfully advises the Staff that the only components provided by sole source suppliers that are material to the Company’s business are chipsets used in the Company’s products.  The Company purchases chipsets from authorized distributors of the sole source suppliers and does not have direct contractual arrangements with such suppliers.  The Company respectfully proposes to include disclosure relating to the foregoing in its future Form 10-K filings with the Commission, where applicable.

China’s entry into the World Trade Organization  . . .,  page 34

3.                                      We note your references to foreign equity limits for basic telecom services enterprises and value-added telecom services enterprises. Please explain why your businesses in China are not subject to these equity limits and whether these limits impose any restrictions on your business activities in China.  Also explain whether these or any similar regulations have had in the past, or could have in the future, any impact on your ability to obtain the network access licenses referenced on page 33.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s PRC subsidiaries are not subject to the equity limits for telecom services enterprises because the Company does not directly engage in the operation of a basic or value-added telecom business.  Rather, the Company provides its products and services to telecom services enterprises. Accordingly, the Company’s PRC subsidiaries do not fall within the categories of basic telecom services enterprises or value-added telecom services enterprises, which are subject to the foreign investment restrictions.

Additionally, the Company respectfully advises the Staff that China’s regulations in relation to foreign-invested telecom businesses have not impacted the Company’s ability to obtain network access licenses for its equipment in the past, and the Company does not believe the regulations will impact its ability to obtain network access licenses for its equipment in the future, because such regulations do not regulate the issuance of network access licenses.  The telecom business and product network access in China are subject to different regulations.  Regulations regarding foreign equity limits in a telecom business apply only to telecom business operators.  As the Company is not a telecom business operator, such regulations do not apply to the Company.  On the other hand, regulations regarding network access licenses apply to equipment manufacturers that manufacture the products to be connected to the public telecom network, such as the Company.  The Company respectfully refers the Staff to the discussion of the risks relating to China’s governmental and regulatory structure, as it may impact our ability to obtain network access licenses or otherwise do business in China, under the section entitled “Risk Factors and Caution Regarding Forward-Looking Statements—Risks Relating to Conducting Business in China—China’s governmental and regulatory reforms may impact our ability to do business in China.”

We currently do not have a license to engage in the IPTV operator service business in China . . ., page 38

4.                                      Please disclose whether you need any licenses or permissions to provide the technical service and equipment that you offer to licensed IPTV operators.

In response to the Staff’s comment, the Company respectfully advises the Staff that since it does not engage in the IPTV operator service business in China but, rather, provides technical service and equipment relating to the IPTV field, the Company does not need any licenses or permission to provide its technical services or equipment to licensed IPTV operators other than the network access licenses the Company currently holds.  The Company respectfully proposes to include disclosure relating to the foregoing in its future Form 10-K filings with the Commission, where applicable.

Recent PRC regulations relating to offshore investment activities by PRC residents  . . .,  page 39

5.                                      We note that you cannot provide any assurances that all of your shareholders who are PRC residents will make or obtain applicable registrations or approvals required by SAFE regulations.  Disclose whether you have any knowledge of non-compliance with these SAFE regulations.  In addition, disclose whether you and your PRC employees have complied with SAFE regulations with respect to stock option grants.

In response to the Staff’s comment, the Company respectfully advises the Staff that it is not aware of any noncompliance with the SAFE regulations by its shareholders who are PRC residents.  The Company further advises the Staff that in May 2008, UTStarcom China Co., Ltd. (“UTSC”), one of the Company’s PRC subsidiaries, made a filing with SAFE’s Beijing branch as required by the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule (the “Stock Option Rule”) for UTSC’s PRC employees who participate in the Company’s employee stock option plans and UTSC obtained approval to open a special foreign exchange account at a PRC domestic bank. UTStarcom Telecom Co., Ltd. and UTStarcom (Chong Qing) Telcom Co., Ltd., two of the Company’s other PRC subsidiaries, are in the process of preparing the necessary filings under the Stock Option Rule for their PRC employees who participate in the Company’s employee stock option plan.  The Company respectfully proposes to include disclosure relating to the foregoing in its future Form 10-K filings with the Commission, where applicable.

Management’ s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 72

Inventories and Deferred Costs, page 75

6.                                      In your disclosure you discuss the reclassification of finished goods at customer sites to deferred costs upon the completion of a significant customer contract.  You also mention in other sections of your filing that deferred costs relate to products shipped to customers where the rights and obligations of ownership have passed to the customer, but the revenue has not been recognized. Please expand your disclosure to explain why revenue related to these deferred costs has not yet been recognized (i.e., why your deferred revenues and costs are so significant).  Include a description of the acceptance terms for your products and/or services.  Do they generally include prolonged acceptance periods; to allow for an onsite testing, for instance?

In response to the Staff’s comment, the Company respectfully advises the Staff that the sales contracts the Company enters into typically include customer acceptance provisions and require the customer to issue a final acceptance certificate to evidence the customer’s acceptance of the products and services.  In those circumstances, the Company is unable to enforce payment terms until after the receipt of the final acceptance certificate because the payment conditions are dependent on the issuance of the final acceptance certificate.   The Company’s products are generally deployed within the core network of its telecommunications customers. The acceptance terms for the products and services include initial tests, on-site testing and trial running. Based on the Company’s past experience, the customers’ acceptance process for larger and complex projects may take longer than twelve months. As a result, the customers run prolonged and rigorous tests to ensure the Company’s products seamlessly work with the customers’ existing network. Each telecommunication customer runs its unique tests, as the equipment performance can vary based on how the equipment works in combination with the customer’s other equipment, software and other conditions.  Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, the Company waits until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred.  For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction.

In addition, the Company respectfully advises the Staff that its deferred costs consist of products shipped to the customers where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized due to the existence of undelivered elements, such as post-contract support including software update rights, for which the Company does not have a vendor specific objective evidence of fair value.  Where multiple elements exist in an arrangement that includes software, and the software is considered more than incidental to the equipment or services in the arrangement, software and software elements are recognized in accordance with the specific guidance for recognizing software revenue.  If vendor specific objective evidence of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs, or if the only undelivered element is post-contract support, the Company recognizes revenue from such contracts ratably over the post-contract support period. The Company entered into certain significant contracts that required the Company to provide post-contract customer support over a long period of time (for example, seven years) for which the Company has been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support. Therefore, the Company amortizes the deferred revenue and related deferred costs of goods sold over the post-contract support period.

The Company respectfully proposes to include disclosure relating to the foregoing in its future filings with the Commission, where applicable.

Liquidity, page 76

7.                                      We note that your China subsidiaries have paid dividends to you in each of the last three years.  However, we also note that you have a large accumulated deficit on a consolidated basis.  Please explain whether the PRC regulations allowing the payment of dividends only out of accumulated profits determined in accordance with Chinese accounting standards have limited the amount of dividends that can be paid by your Chinese subsidiaries in the past and whether you expect limitations in the future. Please include quantitative disclosure to the extent practicable.

In response to the Staff’s comment, the Company respectfully advises the Staff that the PRC regulations allowing the payment of dividends only out of accumulated profits determined in accordance with generally accepted accounting standards in China; however, the Company has had sufficient accumulated profits to declare dividends to meet its liquidity needs in the past.   As of December 31, 2009, the Company had US$96.5 million of accumulated profits determined in accordance with Chinese accounting standards that could be paid as dividends.  The Company believes its accumulated profits will provide it with the ability to declare dividends sufficient to meet its liquidity needs in the future.  The Company respectfully proposes to include disclosure regarding the accumulated profits/losses of its China subsidiaries in the Company’s liquidity disclosures in its future filings with the Commission, where applicable.

8.                                      We note that management believes that both your China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs during the next 12 months. Please provide an assessment of the company’s plans and ability to meet its long-term liquidity needs.  Note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.  This disclosure should address the extent to which management anticipates that you will be able to continue to satisfy these long-term needs internally (e.g. through improved operating results, divestitures and/or additional cost reductions) and whether or not external funds might be required.  Identify the most material uncertainties that could impact this assessment.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as of December 31, 2009, it had cash and cash equivalents of $265.8 million. The cash used in operations for the year ended December 31, 2009 was US$67.4 million.  As a result of the Company’s restructuring actions in 2009, the Company reduced its operating costs for 2010 and beyond, which is expected to reduce the cash the Company will use in operations. In addition, the Company’s liquidity improved as a result of a number of events in 2010:

(1)                                  In May 2010, The Company completed the sale of its facility in Hangzhou, China and received a total of US$140 million as proceeds from the sale.

(2)                                  In the second quarter of 2010, the Company entered into two credit facilities totaling US$29.4 million, both of which may be used for the issuance of certain letters of credit and guarantees.  Both credit facilities expire in the second quarter of 2011.

(3)                                  In September 2010, the Company closed on investments by Beijing E-town International Investment and Development Co., Ltd (“BEIID”) and two unrelated investment funds and received US$34.6 million, net of issuance costs.

The Company respectfully submits that, with the cash and cash equivalent balances as of December 31, 2009 and September 30, 2010 of US$265.8 million and US$337.0 million, respectively, the Company believes that its China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months.  The Company believes that the continuing efforts to stream-line its operations will enable its fixed cost base to be better aligned with operations, market demand and projected sales levels.  However, the failure to achieve projected sales could materially impact the foregoing assessment if, at such time, the Company is unable  to further reduce costs and expenses or is unable to secure additional financing on satisfactory terms or at all.    Furthermore, the Company has concentrated its business in Asia, particularly in China, India and Japan.  Any unforeseen prolonged economic and/or political risks in these markets which could impact the Company’s customers in making their respective investment decisions could have a material impact on the foregoing assessment.

Note 3 — Divestitures, page 106

9.                                      The nature/substance of what was actually sold in the PCD and MSBU transactions is unclear, since it appears that the company contracted with the buyers in the transactions after the sale to supply/manufacture each unit’s products.  With a view towards clarifying disclosure, please explain to us in detail what portions of these entities were retained.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company disposed of its former wholly owned subsidiary, UTStarcom Personal Communications, LLC (“PCD”), which marketed and distributed wireless digital handsets, hand-held computing devices and accessories in a variety of technologies in the United States, on June 30, 2008.  The Company divested PCD in a transaction pursuant to which Personal Communications Devices Holdings, LLC (the “Buyer”) acquired/assumed substantially all of the assets/liabilities of PCD.  In connection with this transaction, the Company did not sell its handset manufacturing division. The handset manufacturing division in South Korea and China developed the Company’s handsets and managed the Company’s handset manufacturing operations in China. The Company’s handset manufacturing division continued to supply handsets to other third parties.

The Company further advises the Staff that its former Mobile Solutions business unit (“MSBU”) was responsible for the development, sales and service of the Company’s wireless IPCDMA/IPGSM product line and Packet Data Services Node (“PDSN”) product line, which connects CDMA cellular network infrastructure equipment to the IP network. The Company sold all the assets and liabilities related to MSBU, including certain intellectual property and technology rights (with the exception of cash and accounts related to Canadian GST taxes) except for products and intellectual property rights relating to the Company’s core CDMA products, such as PDSN.

UTStarcom Personal Communications LLC (PCD), page 106

10.                               We note that you completed the sale of PCD to PCD LLC on July 1, 2008, retaining a 2.6% interest in PCD LLC and a three-year supply agreement for which you gave PCD LLC 180-day’s notice of termination in December 2008.  It is unclear why you believe that the sale of PCD did not meet the criteria for presentation as a discontinued operation since your investment doesn’t appear sufficiently significant to provide you with significant influence, and you gave notice of termination for the supply agreement shortly after, and began the wind-down of your Korea operations whose principal activity, you explain on the bottom of page 8, was supplying handsets to PCD LLC.  Please provide us with your detailed analysis of the criteria in ASC 205-20-45-1 in support of your accounting, or revise.

In response to the Staff’s comment, the Company supplementally advises the Staff that, in accordance with ASC 205-20-45-1, the results of operations of a component that is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component will be eliminated from the ongoing operations of the entity as a result of the disposal transaction; and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

As a consequence of the supply agreement between the Company and the Buyer, the Company considered the guidance in ASC 205-20-55-3 in assessing the significance of continuing cash flows with the disposed component, PCD, as follows:

Step 1: Are continuing cash flows expected to be generated by the Company?

Yes.  As part of the merger agreement, the Company entered into a three year supply agreement with the Buyer, whereby the Company’s manufacturing arm in China would continue to supply mobile handsets to the PCD business after the disposal.  The supply agreement did not include minimum purchase commitments and did not include any exclusivity clauses.  However, based on management’s best estimate at the time of sale, the Buyer was expected to continue to purchase the mobile handsets from the Company after the disposal for the foreseeable future.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Yes. The continuing cash flows were to result from a continuation of activities between the ongoing entity and the disposed component, since the Company was to continue to sell its manufactured mobile handsets to the disposed component. This was a continuation of business activities that previously were transacted between the Company and the disposal component and recognized as intercompany sales.  The mobile handsets and accessories sold between the Company and its PCD division before the transaction were to be the same product lines sold to the disposed component after the disposal.  This is consistent with the example included in ASC 205-20-55.  Therefore, the Company performed an evaluation of the significance of the continuing cash flows.

Step 3: Are the continuing cash flows significant?

Yes.  The Company assessed the continuing direct cash flows expected to be generated by the ongoing entity after the disposal transaction against the cash flows that would have been expected to be generated by the disposed component (i.e., revenues from third party and intercompany transactions) absent the disposal transaction.  Based on the financial forecast for PCD, the Company determined that the cash flows that would have been generated by PCD would have been equal or greater than 14% of the Buyer’s estimated cash flows.

While the EITF decided against providing any bright lines with respect to significance, the examples contained in ASC 205-20-55 seem to indicate that continuing cash flows of 20 percent or more would be considered significant while continuing cash flows of 5 percent or less are considered insignificant.  The Company therefore also considered qualitative factors when assessing the significance of continuing cash flows:

•                  The ability to find reliable sources for well priced mobile handsets for sale in the U.S. market (PCD’s primary market) was extremely difficult and one of the main challenges for PCD.  Although there were many low priced vendors in the market, there were not many that had the reliability and capacity of UTStarcom.  Although the supply agreement included no minimum purchase quantities, the execution of a supply agreement was a key negotiation point and condition of the Buyer.  Absent a supply agreement, the Company believed it would not have been able to complete the transaction.

•                  Continuing cash flows are generally assessed over a 12 month period. However, the execution of a three year supply agreement was a further qualitative factor in assessing the significance of continuing cash flows.

•                  Historically, UTStarcom was one of only six primary suppliers of handsets to the PCD business.  Given the Company’s significance and importance to PCD and only a small number of suppliers in this market, the Company considered it unlikely that the Buyer would be able to easily replace UTStarcom in the near future.

•                  UTStarcom-sourced handsets generally represented handsets with fewer features and functions and, hence, lower ASP handsets, which, together with higher feature/higher ASP handsets, were marketed as a bundle to the Buyer’s key customers.  The ability to interchange UTStarcom handsets with those from another supplier was not straightforward and involved a long negotiation process with the customer. Therefore, the Buyer’s purchases of UTStarcom handsets were expected to continue for the foreseeable future.

•                  Generally, contingent consideration in a business combination is not considered in assessing cash flows from continuing operations. However, because the terms of the PCD sale transaction included a potential incremental earn-out of $50 million, representing over 20% of the initial purchase consideration, management considered its significance and importance to be a qualitative factor in assessing continuing cash flows.

Based on the quantitative and qualitative factors above, the Company concluded as of June 30, 2008 that the continuing cash flows with PCD would be significant for the foreseeable future and therefore the PCD disposal should not be reported as a discontinued operation.  The Company respectfully refers the Staff to Note 14 to its consolidated financial statements and in Management Discussion and Analysis section of the Form 10-K for disclosure regarding the Company’s net sales, gross profit and operating loss for PCD.

In December 2008, the Company exercised its right to terminate the supplier agreement with the Buyer and provided the Buyer with 180 days advance notice of termination of the three year supply agreement. The Buyer reacted adversely to this decision because it considered the Company to be one of its key suppliers of handsets. As a result, the Company, who owned a 2.6% equity interest in the Buyer at the time, continued to supply handsets to the Buyer beyond June 30, 2009 to allow the Buyer sufficient time to locate another supplier.   At the time, the Company also had new handset models in development for the Buyer and continued to support the Buyer in qualifying those new models with the Buyer’s customers.  Given the considerable uncertainty regarding the eventual outcome at December 31, 2008, management could not determine with finality that continuing cash flows from PCD would be eliminated by June 30, 2009.  In fact, as discussed below, significant cash flows from PCD were not eliminated after June 30, 2009.

The Company respectfully advises the Staff that it has evaluated its disposal of PCD in accordance with ASC 205-20-55, which defines the appropriate assessment period as the point at which the component initially meets the criteria to be classified as held for sale or is disposed off through one year after the date the component is actually disposed of. The standard requires that if the occurrence of a significant event or circumstance at any time during the assessment period results in an expectation that the criteria in ASC 205-25-45-1 will be met by the end of the assessment period, the components operations should be presented as discontinued operations.  The assessment period for the disposal of PCD is June 30, 2008 (the date on which the “held for sale” criteria were met) through June 30, 2009 (one year from date of disposal).  As the Company furnished the 180 day termination notice to the Buyer in December 2008, the Company concluded that the 180 day termination notice to PCD constituted the occurrence of a significant event. Therefore, the Company performed a reassessment to determine whether the criteria in ASC 205-25-45-1 will be met at the end of the assessment period (June 30, 2009).

In its reassessment, the Company considered the following quantitative and qualitative factors in making a determination on whether the criteria in ASC 205-25-45-1 will be met at December 31, 2008 and June 30, 2009:

(a)                               The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

There was significant uncertainty that continuing cash flows from PCD would be eliminated by the end of the assessment period. The Company was a significant vendor for the Buyer.  Historically, the Company had been one of only six suppliers of handsets to the PCD business. Given the Company’s significance and importance to the Buyer and the small number of suppliers in the market, it would have been difficult for the Buyer to replace the Company in a short period of time (i.e., before the end of the assessment period).  Given the time it takes to pre-qualify a new vendor with the Buyer’s customers (mobile network operators such as AT&T,

Verizon and Sprint), the Buyer inquired whether the Company would honor orders submitted on a purchase order basis for delivery subsequent to June 30, 2009. Although the Company did not commit to handset supply beyond June 30, 2009, there was significant uncertainty over the transition period given the Company’s historical relationship with the Buyer and the Buyer’s dependence on the Company as a key vendor. As discussed below, the cash flows from the Company’s former PCD business were not eliminated by June 30, 2009 and continued to be significant to the Buyer and the Company.

The Company evaluated the significance of expected cash flows from PCD for the remainder of the assessment period. The Company supplied approximately US$126 million worth of handsets from July 1, 2008 to December 31, 2008 and estimated that it would supply US$98 million of handset sales to the Buyer in the first and second quarters of fiscal 2009, representing 14% of the Buyer’s estimated cash flows (i.e., of cash inflows that would have been generated by PCD absent the disposal transaction) which the Company considered significant.  The Company also evaluated the actual financial results for the six-month period ended June 30, 2009 and concluded that the cash inflows generated by PCD during the assessment period absent the disposal transaction was significant. In addition, the Buyer provided significant continuing cash flows to the Company as the Company’s revenues from PCD represented 18% of its net revenues in the six-month period ended June 30, 2009.  The Buyer continued to provide significant continuing cash flows even after the assessment period, representing 11% of the Company’s revenues for the six-month period from July 1, 2009 to December 31, 2009.

Based upon the Company’s reassessment of whether the continuing cash flows from PCD had been (or would be) eliminated from operations, the Company concluded that the ongoing cash inflows were significant during the assessment period and had not been eliminated.

(b)                               The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In addition to the quantitative factors above, the Company also evaluated qualitative factors. During the reassessment period and beyond, the Company had new handset models in development for the Buyer and it continued to support the Buyer in qualifying those new models with the Buyer’s customers.  For example, in July 2009, one of the Company’s new handsets for the Buyer was qualified by Verizon and the Company started supplying these handsets to the Buyer. Based upon the foregoing, the Company concluded that it should not report the results of PCD as discontinued operations at December 31, 2008 or June 30, 2009.  The Company respectfully proposes to include disclosure relating to the foregoing in its future filings with the Commission, where applicable

Other Matters

The Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (b) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (c) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me by telephone at +86 (10) 8520-5151 or by fax at +86 (10) 8520-5599.  Please also feel free to contact our legal counsel, Carmen Chang, Scott Anthony or Valerie Barnett at (650) 493-9300 or by fax at (650) 493-6811.  Thank you for your assistance.

Respectfully submitted,

UTSTARCOM, INC.

/s/ Edmond Cheng

Edmond Cheng, Chief Financial Officer

Enclosures

cc:                                 Jack Lu, President and Chief Executive Officer, UTStarcom, Inc. (without enclosures)

Rain Long, Vice President, General Counsel, UTStarcom, Inc. (without enclosures)

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Michelle Edwards, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Valerie Barnett, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)